SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated March 2, 2020 announcing results for the quarter and year ended December 31, 2019
•	Fourth quarter and year-end earnings call presentation

Ferroglobe Reports Results for Fourth Quarter and Full Year 2019

Adjusted EBITDA of $(38.1) million in Q4 2019 and of $(37.0) million in Full Year 2019

•	Q4 2019 results:
•	Sales of $364.4 million compared to $381.7 million in Q3 2019, and $591.1 million in Q4 2018
•	Net loss of $(75.7) million compared to $(140.1) million in Q3 2019, and $(74.2) million in Q4 2018
•	Adjusted EBITDA of $(38.1) million compared to $(7.2) million in Q3 2019 and $23.2 million in Q4 2018
•	Full Year 2019 results:
•	Sales of $1.60 billion compared to $2.24 billion in 2018
•	Net loss of $(288.1) million, including a goodwill impairment charge of $174.0 million, compared to a net profit of $24.6 million in 2018
•	Adjusted net loss attributable to Parent of $(114.0) million compared to a net profit of $64.4 million in 2018
•	Adjusted EBITDA of $(37.0) million in 2019 compared to $230.1 million in 2018
•	Gross debt of $481 million at the end of Q4 2019, compared to $556 million at the end of Q3 2019
•	Successful refinancings, providing additional financial flexibility and liquidity
•	North American asset-based revolving credit facility closed on October 11, 2019
•	European accounts receivable securitization program closed on December 10, 2019
•	Operational changes implemented to the global production platform: adapting production to reduced demand and decreasing inventory levels

LONDON, March 2, 2020 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (throughout, “Ferroglobe”, the “Company”, or the “Parent”), a  leading producer globally of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the fourth quarter and the full year 2019.

Q4 2019 Earnings Highlights

In Q4 2019, Ferroglobe posted a net loss of $(75.7) million, or $(0.44) per share on a fully diluted basis. On an adjusted basis, Q4 2019 net loss was $(53.8) million, or $(0.32) per share on a fully diluted basis.

Q4 2019 reported EBITDA was $(56.2) million, up from $(183.1) million in the prior quarter. On an adjusted basis, Q4 2019 EBITDA was $(38.1) million, down from Q3 2019 adjusted EBITDA of $(7.2) million. The Company reported an adjusted EBITDA margin of -10.5% for Q4 2019, compared to an adjusted EBITDA margin of -1.9% for Q3 2019.

Full Year 2019 Earnings Highlights

For Full Year 2019, Ferroglobe posted a net loss of $(288.1) million, or $(1.67) per share. On an adjusted basis, Full Year 2019 net loss was $(114.0) million, or $(0.68) per share.

For the Full Year 2019, reported EBITDA was $(243.1) million, versus $212.9 million in the prior year. Full Year 2019 Adjusted EBITDA was $(37.0) million, versus $230.1 million in the prior year. The Company reported an adjusted EBITDA margin of -2.3% for Full Year 2019, compared to an adjusted EBITDA margin of 10.3% for Full Year 2018.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
$,000 (unaudited)	December 31, 2019	September 30, 2019	December 31, 2018 *	December 31, 2019	December 31, 2018 *

Sales	$364,431	$381,745	$591,052	$1,603,046	$2,242,002
Net (loss) profit	$(75,746)	$(140,139)	$(74,155)	$(288,097)	$24,573
Diluted EPS	$(0.44)	$(0.83)	$(0.34)	$(1.67)	$0.25
Adjusted net (loss) income attributable to the parent	$(53,801)	$(16,085)	$5,205	$(113,998)	$64,392
Adjusted diluted EPS	$(0.32)	$(0.10)	$0.03	$(0.68)	$0.36
Adjusted EBITDA	$(38,132)	$(7,210)	$23,184	$(36,980)	$230,051
Adjusted EBITDA margin	-10.5%	-1.9%	3.9%	-2.3%	10.3%

*  Throughout the results, the amounts for prior periods have been restated to reflect the impact of the profit / (loss) from discontinued operations associated with the sale of FerroAtlántica S.A.U., owner of the Cee-Dumbria plant and  hydroelectric assets in Spain.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “The Company’s disappointing fourth quarter results are representative of the challenges faced throughout 2019.  We experienced continued pricing and volume pressures during the quarter, with increased costs as a result of the previously announced operational curtailments.  To mitigate the impact of these challenges, we successfully executed a number of cash generating initiatives, selling non-core assets, reducing inventory and releasing cash through the refinancing of the Company’s accounts receivable securitization program.  Given these headwinds and their impact on our balance sheet, a new strategic plan is being developed aimed at returning the Company to profitability.”

Cash Flow and Balance Sheet

Cash generated from operations during Q4 2019 was $45.5 million, with working capital positively impacted by a decrease in inventories,  offset by a decrease in payables. Working capital decreased from $579 million as of September 30, 2019 to $481 million at December 31, 2019.

Gross debt was $481 million as of December 31, 2019, down significantly from $556 million as of September 30, 2019, primarily as a result of refinancing the Company’s former revolving credit facility (“RCF”).

Recent developments

On October 4, 2019, Ferroglobe subsidiary, Silicon Smelters (Pty.) Ltd. completed the sale of its remaining timberlands in South Africa for net proceeds of ZAR 130 million ($8.58 million).

On October 11, 2019, Ferroglobe completed the closing of a new five-year, $100 million North American asset-based revolving loan (“ABL”), with an initial draw of $70 million, which was used, along with cash on hand, to repay in full the RCF. This marked an important step in the Company’s overall strategy to de-risk the balance sheet, as the ABL has no leverage-based or financial-based covenants and has reduced liquidity requirements as compared to the RCF, affording the Company enhanced flexibility.

On December 10, 2019, Ferroglobe refinanced its prior accounts receivable securitization program with a new two-year, $150 million European program (“new A/R Program”), of which $104 million was utilized at closing. Subsequently, the incorporation of a special purpose vehicle (“SPV”) into the program resulted in significant additional receivables qualifying into the program.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “The successful closing of the new A/R Program has a significant impact on our cash conversion in Europe.  At closing, approximately $23 million of cash was released and another $31.5 million was released on incorporation of the SPV in February 2020.  These steps highlight the Company’s continued efforts to optimize the business operationally and financially.”

COVID-19

Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “ To date our business has not been directly impacted by the coronavirus. However, given the increasing concerns around the spreading of this virus globally, we continue to monitor the potential impact on our business very closely.”

Subsequent Event

On January 13, 2020, Ferroglobe appointed Dr. Marco Levi as its Chief Executive Officer (“CEO”). As CEO, Dr. Levi was subsequently appointed to the Company’s Board of Directors on January 15, 2020, bringing the number of Directors on the Board to nine.

Discussion of Fourth Quarter 2019 Results

Sales

Sales for Q4 2019 were $364.4 million, a decrease of 4.5% compared to $381.7 million in Q3 2019. For Q4 2019, total shipments were down 1.2% and the average selling price was down 3.5% compared with Q3 2019.

	Quarter Ended	Quarter Ended		Quarter Ended		Year Ended	Year Ended
	December 31, 2019	September 30, 2019	Change	December 31, 2018	Change	December 31, 2019	December 31, 2018	Change
Shipments in metric tons:
Silicon Metal	61,613	60,225	2.3%	93,364	-34.0%	238,192	352,578	-32.4%
Silicon-based Alloys	64,485	69,879	-7.7%	81,197	-20.6%	295,429	311,703	-5.2%
Manganese-based Alloys	95,235	93,996	1.3%	147,445	-35.4%	392,456	424,358	-7.5%
Total shipments*	221,333	224,100	-1.2%	322,006	-31.3%	926,077	1,088,639	-14.9%

Average selling price ($/MT):
Silicon Metal	$2,175	$2,175	0.0%	$2,429	-10.5%	$2,256	$2,647	-14.8%
Silicon-based Alloys	$1,424	$1,490	-4.4%	$1,719	-17.2%	$1,547	$1,845	-16.2%
Manganese-based Alloys	$1,054	$1,140	-7.5%	$1,158	-9.0%	$1,140	$1,244	-8.4%
Total*	$1,474	$1,527	-3.5%	$1,668	-11.6%	$1,557	$1,870	-16.8%

Average selling price ($/lb.):
Silicon Metal	$0.99	$0.99	0.0%	$1.10	-10.5%	$1.02	$1.20	-14.8%
Silicon-based Alloys	$0.65	$0.68	-4.4%	$0.78	-17.2%	$0.70	$0.84	-16.2%
Manganese-based Alloys	$0.48	$0.52	-7.5%	$0.53	-9.0%	$0.52	$0.56	-8.4%
Total*	$0.67	$0.69	-3.5%	$0.76	-11.6%	$0.71	$0.85	-16.8%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q4 2019, total product average selling prices decreased by 3.5% versus Q3 2019.  Q4 average selling prices of silicon metal remained unchanged, silicon-based alloys prices decreased  4.4%, and manganese-based alloys prices decreased  7.5%.

Sales volumes in Q4 declined by 1.2% versus the prior quarter.  Q4 sales volumes of silicon metal increased 2.3%, silicon-based alloys decreased 7.7%, and manganese-based alloys increased 1.3% versus Q4 2019.

Cost of Sales

Cost of sales was $300.6 million in Q4 2019, an increase from $277.7 million in the prior quarter. Cost of sales as a percentage of sales increased to 82.5% in Q4 2019 versus 72.8% for Q3 2019, linked primarily to product mix, costs associated with implementing the temporary curtailments to our operations, and inventory write downs across our product portfolio.

Other Operating Expenses

Other operating expenses was $58.8 million in Q4 2019, an increase from $50.1 million in the prior quarter. This increase is primarily attributable to non recurrent costs associated with the energy contracts at plants in Europe temporarily idled.

Net Loss Attributable to the Parent

In Q4 2019, net loss attributable to the Parent was $74.5 million, or $(0.44) per diluted share, compared to a net loss attributable to the Parent of $140.5 million, or $(0.83) per diluted share in Q3 2019.

Adjusted EBITDA

In Q4 2019, adjusted EBITDA was $(38.1) million, or -10.5% of sales, compared to adjusted EBITDA of $(7.2) million, or   -1.9% of sales in Q3 2019, primarily due to weaker pricing and costs incurred in Q4 2019.

Conference Call

Ferroglobe management will review the fourth quarter and full year results of 2019 during a conference call at 9:00 a.m. Eastern Time on March 3, 2020.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 4987662). International callers should dial +1 914‑495‑8526 (conference ID 4987662). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/ci6ip3a5.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

Louie Toma

Managing Director

Hayden IR

Tel:       1-774-291-6000

Email:   louie@haydenir.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2019	September 30, 2019	December 31, 2018*	December 31, 2019	December 31, 2018*
Sales	$364,431	$381,745	$591,052	$1,603,046	$2,242,002
Cost of sales	(300,611)	(277,692)	(448,048)	(1,200,103)	(1,446,677)
Other operating income	8,428	13,215	24,919	50,194	45,844
Staff costs	(69,490)	(72,536)	(80,656)	(291,141)	(338,862)
Other operating expense	(58,826)	(50,060)	(70,337)	(225,727)	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(30,016)	(29,591)	(28,345)	(120,181)	(113,837)
Bargain purchase gain	—	—	(4,491)	—	40,142
Other gain (loss)	390	(3,774)	4,005	(3,506)	6,941
Operating (loss) profit before impairment losses	(85,694)	(38,693)	(11,901)	(187,418)	157,993
Impairment losses	(546)	(174,018)	(58,919)	(175,899)	(58,919)
Operating (loss) profit	(86,240)	(212,711)	(70,820)	(363,317)	99,074
Net finance expense	(16,496)	(16,491)	(13,915)	(61,857)	(52,207)
Financial derivatives (loss) gain	(1,153)	2,913	1,383	2,729	2,838
Exchange differences	4,341	(5,083)	(3,086)	2,859	(14,136)
(Loss) profit before tax	(99,548)	(231,372)	(86,438)	(419,586)	35,569
Income tax benefit (expense)	22,710	14,322	7,891	50,132	(20,459)
(Loss) profit for the period from continuing operations	(76,838)	(217,050)	(78,547)	(369,454)	15,110
Profit for the period from discontinued operations	1,092	76,911	4,392	81,357	9,463
(Loss) profit for the period	(75,746)	(140,139)	(74,155)	(288,097)	24,573
Loss (profit) attributable to non-controlling interest	1,240	(385)	14,943	5,414	19,088
(Loss) profit attributable to the parent	$(74,506)	$(140,524)	$(59,212)	$(282,683)	$43,661

EBITDA	$(56,224)	$(183,120)	$(42,475)	$(243,136)	$212,911
Adjusted EBITDA	$(38,132)	$(7,210)	$23,184	$(36,980)	$230,051

Weighted average shares outstanding
Basic	169,182	169,123	171,935	169,153	171,966
Diluted	169,182	169,123	171,935	169,153	172,104

(Loss) profit per ordinary share
Basic	$(0.44)	$(0.83)	$(0.34)	$(1.67)	$0.25
Diluted	$(0.44)	$(0.83)	$(0.34)	$(1.67)	$0.25

* The amounts for prior periods have been restated to reflect the impact of the profit / (loss) from discontinued operations associated with the sale of the Company’s Spanish hydroelectric plants

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	December 31,	September 30,	December 31,
	2019	2019	2018
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$202,848
Other intangible assets	58,781	63,980	51,822
Property, plant and equipment	741,236	742,752	888,862
Other non-current financial assets	2,601	3,381	70,343
Deferred tax assets	36,387	50,214	14,589
Non-current receivables from related parties	2,247	2,178	2,288
Other non-current assets	1,598	1,780	10,486
Non-current restricted cash and cash equivalents	28,323	10,889	—
Total non-current assets	900,875	904,876	1,241,238
Current assets
Inventories	360,340	479,866	456,970
Trade and other receivables	302,321	332,603	155,996
Current receivables from related parties	2,955	2,839	14,226
Current income tax assets	36,508	41,649	27,404
Other current financial assets	5,544	1,660	2,523
Other current assets	14,457	12,157	8,813
Cash and cash equivalents *	99,235	177,154	216,647
Assets and disposal groups classified as held for sale	—	8,507	—
Total current assets	821,360	1,056,435	882,579
Total assets	$1,722,235	$1,961,311	$2,123,817

EQUITY AND LIABILITIES
Equity	$599,437	$664,300	$884,372
Non-current liabilities
Deferred income	1,592	4,061	1,434
Provisions	86,354	78,272	75,787
Bank borrowings	144,388	130,622	132,821
Lease liabilities	16,972	16,417	53,472
Debt instruments	344,014	343,400	341,657
Other financial liabilities	15,829	10,307	32,788
Other non-current liabilities	29,170	29,982	25,030
Deferred tax liabilities	52,557	82,192	77,379
Total non-current liabilities	690,876	695,253	740,368
Current liabilities
Provisions	52,398	51,667	40,570
Bank borrowings	14,611	130,272	8,191
Lease liabilities	8,900	8,218	12,999
Debt instruments	10,937	2,734	10,937
Other financial liabilities	50,710	49,978	52,524
Payables to related parties	4,830	9,160	11,128
Trade and other payables	181,545	233,811	256,823
Current income tax liabilities	1,736	11,173	2,335
Other current liabilities	106,255	104,745	103,570
Liabilities associated with assets classified as held for sale	—	—	—
Total current liabilities	431,922	601,758	499,077
Total equity and liabilities	$1,722,235	$1,961,311	$2,123,817

*Cash and cash equivalents at December 31, 2019 includes the cash balance of the A/R securitization program of $38,778 ($9,088 and $nil at September 30, 2019 and December 31, 2018, respectively)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cash flows from operating activities:
(Loss) profit for the period	$(75,746)	$(140,139)	$(74,155)	$(288,097)	$24,573
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(22,710)	(14,489)	(6,310)	(49,118)	24,233
Depreciation and amortization charges, operating allowances and write-downs	30,016	29,591	30,062	123,011	119,137
Net finance expense	16,496	20,893	15,128	68,290	56,648
Financial derivatives loss (gain)	1,154	(2,913)	(1,383)	(2,728)	(2,838)
Exchange differences	(4,341)	5,083	3,088	(2,859)	14,138
Impairment losses	546	174,018	58,919	175,899	58,919
Bargain purchase gain	—	—	4,491	—	(40,142)
Gain on disposal of discontinued operation	1,107	(80,729)	—	(79,622)	—
Share-based compensation	1,599	1,015	1,016	4,879	2,798
Other adjustments	(390)	3,774	(4,006)	3,506	(6,942)
Changes in operating assets and liabilities
(Increase) decrease in inventories	126,422	5,953	91,180	85,460	(101,017)
(Increase) decrease in trade receivables	34,036	5,568	(12,261)	35,659	(25,807)
Increase (decrease) in trade payables	(58,816)	(10,693)	5,772	(70,851)	55,410
Other	(869)	(59,689)	6,508	(22,299)	(25,901)
Income taxes paid	(523)	(846)	(6,983)	(3,589)	(36,408)
Interest paid	(2,471)	(18,713)	(4,360)	(43,033)	(43,018)
Net cash (used) provided by operating activities	45,510	(82,316)	106,706	(65,492)	73,783
Cash flows from investing activities:
Interest and finance income received	171	626	843	1,673	3,833
Payments due to investments:
Acquisition of subsidiary	—	9,088	—	9,088	(20,379)
Other intangible assets	—	—	(240)	(184)	(3,313)
Property, plant and equipment	(5,885)	(6,269)	(28,131)	(32,730)	(106,136)
Other	(621)	—	—	(1,248)	(8)
Disposals:
Disposal of subsidiaries	1,111	171,058	20,533	172,169	20,533
Other non-current assets	8,668	—	—	8,668	12,734
Other	353	19	—	3,769	6,861
Net cash used by investing activities	3,797	174,522	(6,995)	161,205	(85,875)
Cash flows from financing activities:
Dividends paid	—	—	—	—	(20,642)
Payment for debt issuance costs	(12,319)	(2,093)	(429)	(15,117)	(4,905)
Repayment of hydro leases	—	(55,352)	—	(55,352)	—
Repayment of other financial liabilities	—	—	—	—	(33,096)
Increase/(decrease) in bank borrowings:
Borrowings	174,130	—	6,882	245,629	252,200
Payments	(269,399)	(21,038)	—	(329,500)	(106,514)
Proceeds from stock option exercises	—	—	—	—	240
Other amounts paid due to financing activities	(4,363)	(9,324)	(3,178)	(26,631)	(13,879)
Payments to acquire or redeem own shares	—	—	(16,597)	—	(20,100)
Net cash provided (used) by financing activities	(111,951)	(87,807)	(13,322)	(180,971)	53,304
Total net cash flows for the period	(62,644)	4,399	86,389	(85,258)	41,212
Beginning balance of cash and cash equivalents	188,043	188,045	131,671	216,647	184,472
Exchange differences on cash and cash equivalents in foreign currencies	2,159	(4,401)	(1,413)	(3,832)	(9,037)
Ending balance of cash and cash equivalents	$127,558	$188,043	$216,647	$127,558	$216,647
Cash from continuing operations	99,235	177,154	216,647	99,235	216,647
Non-current restricted cash and cash equivalents	28,323	10,889	—	28,323	—
Cash and restricted cash in the statement of financial position	$127,558	$188,043	$216,647	$127,558	$216,647

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2019	September 30, 2019	December 31, 2018 *	December 31, 2019	December 31, 2018 *
(Loss) profit attributable to the parent	$(74,506)	$(140,524)	$(59,212)	$(282,683)	$43,661
(Loss) profit for the period from discontinued operations	(1,092)	(76,911)	(4,392)	(81,357)	(9,463)
Loss (profit) attributable to non-controlling interest	(1,240)	385	(14,943)	(5,414)	(19,088)
Income tax (benefit) expense	(22,710)	(14,322)	(7,891)	(50,132)	20,459
Net finance expense	16,496	16,491	13,915	61,857	52,207
Financial derivatives loss (gain)	1,153	(2,913)	(1,383)	(2,729)	(2,838)
Exchange differences	(4,341)	5,083	3,086	(2,859)	14,136
Depreciation and amortization charges, operating allowances and write-downs	30,016	29,591	28,345	120,181	113,837
EBITDA	(56,224)	(183,120)	(42,475)	(243,136)	212,911
Impairment	456	174,008	65,300	174,464	65,300
Revaluation of biological assets	(550)	1,080	7,615	530	7,615
Contract termination costs	—	—	—	9,260	—
Restructuring and termination costs	3,000	—	—	5,894	—
Energy: France	9,682	—	—	9,682	—
Energy: South Africa	3,645	—	—	3,645	—
Staff Costs: South Africa	327	—	—	327	—
Other Idling Costs	1,532	—	—	1,532	—
(Loss)profit on disposal of non-core businesses	—	822	(11,747)	822	(11,747)
Bargain purchase gain	—	—	4,491	—	(40,142)
Share-based compensation	—	—	—	—	(3,886)
Adjusted EBITDA	$(38,132)	$(7,210)	$23,184	$(36,980)	$230,051

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2019	September 30, 2019	December 31, 2018 *	December 31, 2019	December 31, 2018 *
(Loss) profit attributable to the parent	$(74,506)	$(140,524)	$(59,212)	$(282,683)	$43,661
Tax rate adjustment	9,145	59,717	19,769	84,136	9,077
Impairment	310	118,325	44,404	118,636	44,404
Revaluation of biological assets	(374)	734	5,178	360	5,178
Contract termination costs	—	—	—	6,297	—
Restructuring and termination costs	2,040	—	—	4,008	—
Energy: France	6,584	—	—	6,584	—
Energy: South Africa	2,479	—	—	2,479	—
Staff Costs: South Africa	222	—	—	222	—
Other Idling Costs	1,042	—	—	1,042	—
(Loss) profit on disposal of non-core businesses	(743)	(54,337)	(7,988)	(55,079)	(7,988)
Bargain purchase gain	—	—	3,054	—	(27,297)
Share-based compensation	—	—	—	—	(2,642)
Adjusted (loss) profit attributable to the parent	$(53,801)	$(16,085)	$5,205	$(113,998)	$64,392

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2019	September 30, 2019	December 31, 2018 *	December 31, 2019	December 31, 2018 *
Diluted (loss) profit per ordinary share	$(0.44)	$(0.83)	$(0.34)	$(1.67)	$0.25
Tax rate adjustment	0.05	0.35	0.11	0.50	0.05
Impairment	0.00	0.70	0.26	0.70	0.26
Revaluation of biological assets	(0.00)	0.00	0.03	0.00	0.03
Contract termination costs	—	—	—	0.04	—
Restructuring and termination costs	0.01	—	—	0.02	—
Energy: France	0.04	—	—	0.04	—
Energy: South Africa	0.01	—	—	0.01	—
Staff Costs: South Africa	0.00	—	—	0.00	—
Other Idling Costs	0.01	—	—	0.01	—
(Loss) profit on disposal of non-core businesses	(0.00)	(0.32)	(0.05)	(0.33)	(0.05)
Bargain purchase gain	—	—	0.02	—	(0.16)
Share-based compensation	—	—	—	—	(0.02)
Adjusted diluted (loss) profit per ordinary share	$(0.32)	$(0.10)	$0.03	$(0.68)	$0.36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Advancing Materials Innovation NASDAQ: GSM Fourth Quarter and Full Year 2019

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated March 2, 2020 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q4 and Full Year 2019 Business review Q4 and Full Year 2019 Financial review Appendix — supplemental information

Opening remarks Q4 marked the ending to a dismal 2019 — pressure across all products lingering into early 2020 Successful execution of cash flow generation initiatives partially offset business pressures in Q4 New strategic plan under development — focus on returning to profitability

I. Q4 and Full Year 2019 Business Review

Key highlights Full Year 2019 results: Sales of $1.60 billion, compared to $2.24 billion in 2018 Net loss of $(288.1) million, including a goodwill impairment charge of $174 million, compared to a net profit of $24.6 million in 2018 Adjusted EBITDA of $(37.0) million compared to $230.1 million in 2018 Q4 2019 results: Sales of $364.4 million, compared to $381.7 million in Q3 2019 and $591.1 million in Q4 2018 Net loss of $(75.7) million, compared to a net loss of $(140.1) million in Q3 2019 and a net loss of $(74.2) million in Q4 2018 Adjusted EBITDA of $(38.1) million compared to $(7.2) million in Q3 2019 and $23.2 million in Q4 2018 Quarterly results impacted by: Weaker prices leading to lower sales and lower margins Higher production costs driven by higher energy and lower overhead absorption following capacity curtailment Decreased inventory levels by $120 million in Q4, surpassing the $75 million target Inventory work-down improved operating cash flow in Q4 Gross debt at $481 million as of Dec. 31, 2019, compared to $556 million at the end of the prior quarter Cash balance of $128 million as of Dec. 31, 2019 1,2 Notes: Includes cash and cash equivalents of $99.2 million, and non-current restricted cash and cash equivalents of $28.3 million. Cash and cash equivalents includes the cash balance of the securitization program of $38.7 million Subsequent event: incorporation of an additional special purpose vehicle (SPV) facilitated sale of incremental receivables into the facility, contributing $31.5 million of liquidity on February 6, 2020

Volume trends Sequential quarters EBITDA evolution ($m) Commentary Pricing trends ($/mt) Product category snapshot — silicon metal Avg. realized price of $2,175/ton in Q4-19, flat with Q3-19 Prices remained low going into negotiation season at year end Volumes increase driven by inventory reduction initiative Cost increase attributable to higher energy costs and lower absorption from operational curtailments Positive sentiment from customers — destocking appears to be winding down US and EU indices showing some recovery in Q1 — positive reaction to capacity curtailments by the industry in Q4 91,615 85,913 81,686 93,364 62,269 54,084 60,225 61,613 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 US Index ($) EU Index ($) Ferroglobe Avg Price ($) 5.6 - 2.6 - 0.4 0.2 - 8.0 Q3'19 Volume Price Cost Q4'19

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Product category snapshot — silicon-based alloys Pricing trends ($/mt) Avg. realized price of $1,424/ton in Q4-19 vs $1,490/ton in Q3-19 Avg. price higher than index due to product mix (specialty) Healthy FeSi volumes considering slowdown in global steel demand Foundry sales impacted by weaker auto sales Production cost improvement driven by shutdown of the less competitive furnaces FeSi index pricing improvement in Q1; some benefit from capacity rationalization, especially in Asia 4.1 0.6 - 1.2 - 3.2 0.9 Q3'19 Volume Price Cost Q4'19 76,328 78,214 75,964 81,197 81,801 79,264 69,879 64,485 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 950 1,150 1,350 1,550 1,750 1,950 2,150 2,350 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($)

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Product category snapshot — manganese-based alloys Pricing trends ($/mt) Avg. realized price of $1,054/ton in Q4-19 vs $1,140/ton in Q3-19 Higher volumes of FeMn resulting in lower prices and lower costs Pricing pressure as global steel demand declines Volumes remain strong, supported by effort of inventory reduction Manganese ore cost increase reflects higher consumption of sinter 71,176 107,457 98,280 147,445 103,669 99,555 93,996 95,235 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 910 1,110 1,310 1,510 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($) 1.7 - 2.3 - 0.1 - 10.7 - 4.8 11.6 Q3'19 Volume Price Manganese Ore Cost Q4'19

KTM program Corporate Overheads Focus areas 2019 Target savings $10m $15m Savings 2019 Actual savings $6.7m $14.9m Consolidation of corporate offices (London HQ moving to Madrid) Reduction in personnel costs Reduction in use of third party consultants and services Reduction in audit fees, accounting consultancy fees, etc. Revised travel policies and guidelines Compare to previous quarter, $0.9 million has been reclassified to COGS All projects identified under the 2019 KTM plan successfully implemented On pace to exceed the target; however a few plants expected to make the biggest contributions are now idled (temporarily) Further impacted by electrode issues at select locations which off-set some cost savings $40m $36.4m Plant level fixed costs $15m $14.8m Maintenance and external services reduction ($6.2m) Reduced plant overheads costs ($8.5m) Improved purchasing processes for services and materials Reduction and optimization of inventories for spare parts and consumables Cost savings plan implemented at various levels of the organization

II. Q4 and Full Year 2019 Financial Review

Income statement summary — Q4-19 and FY 2019

($000)	Q4-19	Q3-19	Qtr/Qtr	FY 2019	FY 2018	Yr/Yr
Sales	**364,431**	**381,745**	**(5%)**	**1,603,046**	**2,242,002**	**(28%)**
Cost of sales	(300,611)	(277,692)	(8%)	(1,200,103)	(1,446,677)	17%
Other operating income	8,428	13,215	(36%)	50,194	45,844	9%
Staff costs	(69,490)	(72,536)	4%	(291,141)	(338,862)	14%
Other operating expenses	(58,826)	(50,060)	(18%)	(225,727)	(277,560)	19%
Depreciation, amortisation and allowances	(30,016)	(29,591)	(1%)	(120,181)	(113,837)	(6%)
Operating profit before adjustments	**(86,084)**	**(34,919)**	**(147%)**	**(183,912)**	**110,910**	**(266%)**
Impairment losses	(546)	(174,018)	100%	(175,899)	(58,919)	(199%)
Others	390	(3,774)	110%	(3,506)	47,083	(107%)
Operating profit	**(86,240)**	**(212,711)**	**59%**	**(363,317)**	**99,074**	**(467%)**
Net finance expense	(16,496)	(16,491)	(0%)	(61,857)	(52,207)	(19%)
Financial derivatives gains/(losses)	(1,153)	2,913	(140%)	2,729	2,838	(4%)
Exchange differences	4,341	(5,083)	185%	2,859	(14,136)	120%
Profit before tax	**(99,548)**	**(231,372)**	**57%**	**(419,586)**	**35,569**	**(1280%)**
Profit resulting from discontinued operations	**1,092**	**76,911**	**(99%)**	**81,357**	**9,462**	**760%**
Income tax	22,710	14,322	59%	50,132	(20,459)	345%
Profit (Loss)	**(75,746)**	**(140,139)**	**46%**	**(288,097)**	**24,573**	**(1272%)**
Loss (profit) attributable to non-controlling interest	1,240	(385)	422%	5,414	19,088	(72%)
Profit (loss) attributable to the parent	**(74,506)**	**(140,524)**	**47%**	**(282,683)**	**43,661**	**(748%)**
EBITDA	(56,224)	183,120	(131%)	(243,136)	212,911	(214%)
Adjusted EBITDA	(38,132)	(7,210)	(428%)	(36,980)	230,051	(116%)
Adjusted EBITDA %	(10%)	(2%)	(8%)	(2%)	10%	(12%)

- Lower sequential quarterly sales driven by a 3.5% decrease in average selling prices and 1.2% decline in shipments
- Q4-19 increase in cost of sales attributable to (i) expenses linked to the planned shutdown of plants totaling $8.5 million, (ii) higher volume of silicon metal sales, which have higher production costs relative to other products, and (iii) inventory write downs across all products totaling $4.8 million
- Increase in "other operating expenses" in Q4-19 is primarily attributable one-time energy related costs at plants which were temporarily idled in Europe

- 11 -

* Adjusted EBITDA bridge — Q4-19 vs. Q3-19 ($m) Q4-19 average selling price decreased by 3.5% versus previous quarter Annual employment benefit valuation adjustment was registered in Q4-19 amounting $3.5 million, inventory write down increased by $2 million, and expenses related to idling plants increased $8 million versus previous quarter Q4-19 quantity sold has decreased by 1.2% versus previous quarter - 7.2 - 38.1 - 2.0 - 12.5 - 1.8 - 0.4 0.3 - 13.5 - 1.1 Adjusted EBITDA Q3 2019 Volume Price Cost Mining & Other Head offices Shut down expenses, inventory write downs and employment benefit valuation Others Adjusted EBITDA Q4 2019

* Adjusted EBITDA bridge – FY 2019 vs. FY 2018 ($m) Price declines across all major products in 2019: -14.8% in silicon metals, -16.2% in silicon-based alloys and -8.4% in mn-based alloys Volumes deterioration mainly attributable to silicon metals which was down 32.4% in 2019. Silicon-based alloys and Mn-based alloys shipments were down 5.2% and 7.5%, respectively during 2019 Cost improvement largely driven by savings arising from a decrease in the price of a number of key raw materials, as well as the KTM program 230 - 37 - 35.5 - 241.1 56.7 - 19.9 6.7 - 22.5 - 7.5 - 4.1 Adjusted EBITDA FY2018 Volume Price Cost Mining & Other Head offices Shutdown expenses and inventory write down Energy businesses Others Adjusted EBITDA FY2019

Balance sheet summary Balance sheet 3/31/20181 6/30/20181 9/30/20181 12/31/2018 3/31/20191 6/30/20191 9/30/20191 12/31/20191,2,4 Cash and Restricted Cash ($m) 197.7 156.0 131.7 216.6 216.6 187.7 188.0 127.6 Total Assets ($m) 2,301.1 2,225.7 2,180.3 2,123.8 2,083.8 2,109.2 1,961.3 1,722.2 Gross Debt2 ($m) 647.0 631.3 642.5 645.4 636.3 666.3 556.3 481.4 Net Debt2 ($m) 449.3 475.3 510.9 428.7 419.7 478.3 368.3 353.8 Book Equity ($m) 979.5 1,004.1 987.4 884.4 855.1 816.1 664.2 599.4 Total Working Capital ($m) 337.3 407.3 443.3 356.1 351.1 410.4 578.7 481.1 Net Debt2 / Adjusted EBITDA 1.85x 1.66x 1.86x 1.70x 2.40x 5.04x 8.55x n.m. Net Debt2 / Total Assets 19.5% 21.4% 23.4% 20.2% 20.1% 22.7% 18.8% 20.6% Net Debt / Capital3 31.4% 32.1% 34.1% 32.7% 32.9% 36.9% 35.7% 37.1% Notes: Financial results are unaudited Gross debt excludes bank borrowings arising from consolidation of the A/R securitization at Sept 30, 2019 and Dec. 31, 2019 Capital is calculated as book equity plus net debt Includes cash and cash equivalents of $99.2 million, and non-current restricted cash and cash equivalents of $28.3 million. Cash and cash equivalents includes the cash balance of the securitization program of $38.7 million

Cash flow summary — Q4-19 and FY 2019

($000)	Q1-19	Q2-19	Q3-19	Q4-19	FY 2019
EBITDA	**3,327**	**(7,119)**	**(183,120)**	**(56,224)**	**(243,136)**
Less Interest Payments	(18,508)	(3,341)	(18,713)	(2,471)	(43,033)
Less Cash Tax Payments	(1,680)	(540)	(846)	(523)	(3,589)
Adjustments to non-cash items included in EBITDA	10,332	2,786	179,224	3,955	196,297
Others	9,787	28,472	(59,689)	(869)	(22,299)
Changes in Working capital	**5,439**	**(57,641)**	**828**	**101,642**	**50,268**
Changes in Accounts Receivables	28,371	(32,316)	5,568	34,036	35,659
Changes in Accounts Payable	(22,967)	21,625	(10,693)	(58,816)	(70,851)
Changes in Inventory	35	(46,950)	5,953	126,422	85,460
Cash flow from Operating Activities	**8,697**	**(37,383)**	**(82,316)**	**45,510**	**(65,492)**
Payments for Capital Expenditure	(13,448)	(7,128)	(6,269)	(5,885)	(32,730)
Disposals of subsidiaries	-	-	180,146	1,111	181,257
Disposals of non-current assets	-	-	-	8,668	8,668
Others	2,015	1,447	645	(97)	4,010
Cash flow from Investing Activities	**(11,433)**	**(5,681)**	**174,522**	**3,797**	**161,205**
Bank Borrowings	31,850	39,649	-	174,130	245,629
Bank Payment	(20,811)	(18,252)	(21,038)	(269,399)	(329,500)
Other amounts paid due to financing activities	(5,708)	(7,236)	(9,324)	(4,363)	(26,631)
Repayment of hydro leases	-	-	(55,352)	-	(55,352)
Payment of debt issuance costs	(705)	-	(2,093)	(12,319)	(15,117)
Cash flow from Financing Activities	**4,626**	**14,161**	**(87,807)**	**(111,951)**	**(180,971)**
Net cash flow	**1,890**	**(28,903)**	**4,399**	**(62,644)**	**(85,258)**
Free cash flow [1]	**(4,751)**	**(44,511)**	**(88,585)**	**39,625**	**(98,222)**

- Q4-2019 cash flow from operating activities improved as result of working capital reduction, mainly driven by the decrease in inventories
- Q4-2019 cash flow from financing activities reflects the refinancing of bank borrowings in October and the A/R securitization program in December. The former RCF of $134 million was repaid and replaced with an ABL, with $63 million drawn at December 31, 2019. The A/R securitization refinancing comprised repayments of $110 million and draw down of new loans of $104 million.

Note:

1 *Free cash flow is defined as 'Cash Flow From Operating Activities' less 'Payments for Capital Expenditure'*

- 15 -

280 389 Working capital trends ($m) Cash1 trends ($m) Working capital decreased due to inventory reduction, while cash decreased due to refinancings Consolidation of A/R securitization facility The reduction in working capital by $97 million is mainly drive by the inventory reduction of $120 million during Q4-19 Gross debt reduction through the refinancings resulted in cash consumption during the quarter Note: 1 Includes cash and cash equivalents of $99.2 million, and non-current restricted cash and cash equivalents of $28.3 million. Cash and cash equivalents includes the cash balance of the securitization program of $38.7 million 578 481 356 351 410 397 389 182 92 Dec 18 Mar 19 Jun 19 Sep 19 Dec 19 217 217 188 188 128 Dec 18 Mar 19 Jun 19 Sep 19 Dec 19

Debt Evolution ($m) Gross and net debt summary ($m) Gross debt decreased by $75 million in Q4-19 primarily as a result of the new ABL financing in October Former RCF balance repayment with smaller ABL and cash on hand, as well as additional cash used to fund a portion of the N.A. accounts receivable that came back on balance sheet Gross debt excludes bank borrowings arising from consolidation of the A/R securitization facility at Sept. 30, 2019 and at Dec. 31, 2019 645 636 666 556 481 429 420 478 368 354 Dec'18 Mar'19 Jun'19 Sep'19 Dec'19 Gross Debt Net Debt

Successful refinancings closed in Q4-19 New North American Asset Based Revolving (“ABL Revolver”) credit facility closed on October 11, 2019 New $100 million facility; $70 million drawn at close 5-year facility bearing interest of L+3%, versus L+3.5% for the existing revolving credit facility (“RCF”) Minimum liquidity requirement of $32.5 million, compared to $150 million pledged cash requirement under the RCF ABL Revolver has no leverage-based or financial ratio-based covenants New European A/R Securitization Facility closed on December 10, 2019 New $150 million facility; $104 million utilised at closing 2-year committed facility with Ferroglobe’s option to extend by a further year No corporate financial covenants, rating triggers or change of control language Positive liquidity impact at closing: $23.4 million Subsequent event: inclusion of an additional SPV into the structure on February 6, 2020 Positive liquidity impact at closing: $31.5 million

Q&A

III. Appendix: supplemental information

Quarterly trend – revenue contribution per family of products ($m) Quarterly trend – adjusted EBITDA ($m) Quarter sales and adjusted EBITDA Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA. ($m) Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Silicon metal 253 238 215 227 147 125 131 134 Silicon-based alloys 149 149 137 140 137 125 104 92 Manganese-based alloys 98 140 119 171 122 118 107 100 Other Business 49 51 53 54 41 41 39 38 Total Revenue 549 579 524 591 446 409 382 364 80.0 83.0 43.8 23.2 3.3 5.0 - 7.2 - 38.1 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1-2019 Q2-2019 Q3-2019 Q4-2019

Adjusted EBITDA reconciliation ($m) Note: 1 The amounts for prior periods have been re-presented to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations. ( Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Silicon metal 43.5 41.5 32.3 20.6 8.3 8.1 5.6 -2.6 Silicon-based alloys 35.0 31.9 26.2 21.2 7.8 11.4 4.1 0.6 Manganese-based alloys 11.4 7.2 -8.6 -8.6 0.9 1.9 1.7 -2.2 Other metals 7.6 8.5 7.0 8.0 3.3 4.3 3.7 3.1 Mines 9.8 10.8 4.2 0.3 1.5 2.2 0.7 0.8 Energy 9.6 5.6 2.4 11.4 8.1 0.8 0.0 0.0 Corporate overheads -25.4 -21.9 -20.4 -14.3 -19.2 -19.2 -18.6 -18.3 Others (R&D, adjustments) -1.9 2.7 1.9 -6.5 1.1 -3.5 -4.0 -19.5 Adjusted EBITDA 89.6 86.3 45.0 32.1 11.8 6.0 -6.8 -38.1 EBITDA from discontinued operations1 9.6 3.3 1.2 8.9 8.5 1.0 0.4 0.0 Adjusted EBITDA from continuing operations 80.0 83.0 43.8 23.2 3.3 5.0 -7.2 -38.1

Gross debt at December 31, 2019

($,000)	Current	Non-current	Total balance sheet	Less operating leases[1]	Less AR securitization debt[2]	Gross debt
Bank borrowings	14,611	144,388	158,999	-	(100,070)	**58,929**
Lease liabilities	8,900	16,972	25,872	(24,872)	-	**1,000**
Debt instruments	10,937	344,014	354,951	-	-	**354,951**
Other financial liabilities	50,710	15,829	66,539	-	-	**66,539**
Total	**85,158**	**521,203**	**606,361**	**(24,872)**	**(100,070)**	**481,419**

($,000)	Gross debt
Bank borrowings:	
Asset-Based RCF (3)	58,049
Trade letters of credit	-
Other bank loans	880
	58,929
Finance leases:	
Hydro leases	-
Other finance leases	1,000
	1,000
Debt instruments:	
Principal Senior Notes	350,000
Debt issuance costs	(5,986)
Accrued coupon interest	10,937
	354,951
Other financial liabilities:	
Reindus loan	50,289
Cross currency swap	9,600
Other government loans	6,650
	66,539
Total	**481,419**

Notes:

1. The Company adopted IFRS 16 with effect from January 1, 2019, resulting in the recognition of liabilities for operating leases. Operating leases are excluded from the Company's presentation of gross debt consistent with the balance sheet prior to IFRS 16.
2. A/R securitization special purpose entity consolidated at Dec. 31, 2019, resulting in on balance sheet bank borrowings of $100 million. To present gross debt on a consistent basis with prior periods these bank borrowings are excluded.
3. Asset-Based Revolving Credit Facility stated net of unamortised debt issuance costs of $4.7 million

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Advancing Materials Innovation NASDAQ: GSM Fourth Quarter and Full Year 2019